Exhibit 99.1
Welcome to Ancestry.com!
We’re excited to be part of your journey as you discover your story. Whether you are new to family history or a seasoned pro, we’re here to help you learn more about your ancestors – and yourself.
Your subscription includes:
•	Access to the largest online collection of over 4 billion historical records

•	All the tools you need to build, grow and share your family tree online

•	Connection to the largest online family history community

•	Hints in your tree when we discover details about your ancestors

•	The ability to upload photos, documents and stories to your tree
To begin your journey on the world’s largest online family history resource:
Log onto: Ancestry.com
Your username is:
Your password is:
What’s next?
We can help you learn to search for your family in historical records, organize and share your discoveries and connect with other Ancestry.com members to collect additional information and stories.
Need more help?
We want your research to be as enjoyable and rewarding as possible. From now through November 30th, we’ve arranged for an exclusive “help line” staffed by our experienced family history researchers for those to whom we have extended a complimentary trial membership. Call us at 1-800-866-2048 Monday-Friday from 10am to 6pm ET and we’ll help you get started with your tree and search for family records on Ancestry.com.
Again, we welcome you to Ancestry.com, hope you make some wonderful discoveries and wish you the best as you create your story.
Sincerely,
Christopher Tracy
SVP Operations
Ancestry.com
The information on our website does not constitute a part of any offering materials.